Colombia Goldfields Ltd.
8 King Street East, Suite 208
Toronto, Ontario
Canada M5C 1B5

April 4, 2008

VIA FAX AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention: H. Roger Schwall, Assistant Director

Colombia Goldfields Ltd.
Registration Statement on Form S-3

Dear Mr. Schwall:

Colombia Goldfields Ltd. (the "Company") has filed on the date hereof by way of EDGAR, Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-148524) (as amended, the "Registration Statement").

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the Securities and Exchange Commission (the "Commission") take such action as is necessary to accelerate the effective date of the Registration Statement to 9:00 a.m. on April 8, 2008 or as soon as practicable thereafter.

In making such request, the Company hereby acknowledges the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions or comments regarding this letter to Shane Smyth (416-360-2965) of Shearman & Sterling LLP, the Company's counsel. Please also notify Shane Smyth of the effectiveness of the Registration Statement.

Very truly yours,
COLOMBIA GOLDFIELDS LTD.

By: /s/ James Kopperson
Name: James Kopperson
Title: Chief Financial Officer

cc: Sean Donahue
Securities and Exchange Commission
Christopher J. Cummings
Shane M. Smyth
Shearman & Sterling LLP